Exhibit 99.1

Snow Lake Resources Ltd.

Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

Snow Lake Resources Ltd.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	As at	As at
	December 31, 2024	June 30, 2024
	$	$
Assets
Current
Cash	28,396,150	2,526,957
Sales tax receivable (Note 4)	195,457	40,694
Prepaids and deposits (Note 5)	1,371,987	706,634
Total Current Assets	29,963,594	3,274,285
Exploration and evaluation assets (Notes 6, 13)	32,189,196	26,612,758
Right-of-use assets (Note 7)	13,200	29,040
Total Assets	62,165,990	29,916,083

Liabilities
Current Liabilities
Accounts payable and accrued liabilities (Note 8)	9,733,834	689,944
Due to related party (Note 18)	172,689	141,144
Lease liabilities (Note 9)	14,612	31,107
Derivative liability (Note 10)	352,437	305,025
Other liabilities (Note 11)	863,340	773,891
Total Current Liabilities	11,136,912	1,941,111
Flow-through premium liability (Note 12)	—	2,477,517
Total Liabilities	11,136,912	4,418,628

Equity
Share capital (Note 13)	77,937,237	50,127,974
Share-based payments reserve (Note 15)	1,997,336	1,917,719
Accumulated deficit	(28,905,495)	(26,548,238)
Total Shareholders’ Equity	51,029,078	25,497,455
Total Liabilities and Equity	62,165,990	29,916,083

Approved on behalf of the Board of Directors:

“Brian Imrie” (signed)	“Nochum Labkowski” (signed)
Director	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Snow Lake Resources Ltd.

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the Three and Six Months Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
	$	$	$	$
Expenses
Professional fees (Note 18)	624,913	781,901	742,559	1,282,465
Consulting fees (Note 18)	200,427	444,989	1,055,643	767,299
Stock-based compensation (Notes 11, 14, 15, 18)	99,211	258,078	169,066	630,689
Directors’ and officers’ consulting fees (Note 18)	262,144	231,669	476,499	449,517
Insurance expense	186,550	183,294	270,570	365,999
General and administrative	765,159	108,781	790,908	173,877
Travel expenses	99,360	61,846	166,414	144,821
Transfer agent and regulatory fees	77,550	36,727	142,080	66,065
Research expenses	—	41,066	—	41,066
Depreciation on right-of-use assets (Note 7)	7,920	7,920	15,840	15,840
Bank fees and interest	3,391	3,263	4,730	4,675
Accretion expense (Note 9)	572	1,610	1,418	3,461
Interest expense	394	—	397	—
Total Expenses	2,327,592	2,161,144	3,836,124	3,945,774

Other Income
Gain (loss) on change of FV of derivatives (Note 10)	194,740	75,096	(47,412)	1,052,807
Loss on debt settlement (Note 13)	(98,416)	—	(98,416)	—
Taxes and Penalties (Note 12)	(800,000)	—	(800,000)	—
Premium on flow-through shares (Note 12)	2,016,543	576,276	2,016,543	603,328
Reversal of flow-through premium liability (Note 12)	460,974	—	460,974	—
Foreign exchange loss	(56,379)	(72,327)	(52,822)	(28,204)
	1,717,461	579,045	1,478,867	1,627,931

Net Loss and Comprehensive Loss	(610,130)	(1,582,099)	(2,357,257)	(2,317,843)

Weighted Average Number of Outstanding Shares
Basic and Diluted (Note 17)	34,120,797	20,356,717	30,612,210	19,384,510

Net Loss per Share
Basic and Diluted (Note 17)	(0.02)	(0.08)	(0.08)	(0.12)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Snow Lake Resources Ltd.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

			Share-Based	Restricted Share
	Number of Shares	Share Capital	Payments Reserve	Units Reserve	Warrants Reserve	Accumulated Deficit	Total
	#	$	$	$	$	$	$
Balance, June 30, 2023	18,185,810	40,570,773	6,477,565	86,638	65,099	(24,695,723)	22,504,352
Issuance of shares on financing (Note 13)	2,133,979	7,707,292	—	—	—	—	7,707,292
Flow-through share liability (Notes 12 and 13)		(3,637,149)	—	—	—	—	(3,637,149)
Share issue costs	—	(342,092)	—	—	—	—	(342,092)
Issuance of shares per agreement	61,276	92,443	—	—	—	—	92,443
Stock-based compensation (Notes 14 and 15)	—	—	222,068	90,490	—	—	312,558
Cancellation of stock options (Note 15)	—	—	(1,385,406)	(19,918)	—	1,405,324	—
Expiry of warrants (Note 16)	—	—	—	—	(65,099)	65,099	—
Net loss for the period	—	—	—	—	—	(2,317,843)	(2,317,843)
Balance, December 31, 2023	20,381,065	44,391,267	5,314,227	157,210	—	(25,543,143)	24,319,561

Balance, June 30, 2024	25,766,065	50,127,974	1,917,719	—	—	(26,548,238)	25,497,455
Issuance of shares on financing (Note 13)	47,628,955	34,941,250	—	—	—	—	34,941,250
Share issue costs (Notes 13)	—	(8,931,771)	—	—	—	—	(8,931,771)
Issuance of shares per agreements (Note 13)	1,000,000	308,924	—	—	—	—	308,924
Issuance of shares per option agreements (Note 13)	2,024,496	1,490,860	—	—	—	—	1,490,860
Stock-based compensation (Notes 14 and 15)	—	—	79,617	—	—	—	79,617
Net loss for the period	—	—	—	—	—	(2,357,257)	(2,357,257)
Balance, December 31, 2024	76,419,516	77,937,237	1,997,336	—	—	(28,905,495)	51,029,078

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Snow Lake Resources Ltd.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Six Months Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

	2024	2023
	$	$
Operating Activities
Net loss for the period	(2,357,257)	(2,317,843)
Adjustments for non-cash items:
Depreciation on right-of-use assets	15,840	15,840
Interest expenses and accretion	1,418	3,461
Issuance of warrants for services (Note 10)	—	238,107
Issuance of shares for services (Note 13)	—	92,443
Gain on change in fair value of derivative liabilities	47,412	(1,052,807)
Premium on flow-through shares (Note 12)	(2,016,543)	(603,328)
Stock-based compensation	169,066	630,689
Loss on debt settlement (Note 13)	98,416	—
Taxes and Penalties (Note 12)	339,026	—
Foreign exchange loss	—	12,236
	(3,702,622)	(2,981,202)
Net change in non-cash working capital items:
Sales tax receivable	(154,763)	113,098
Prepaids and deposits	(665,353)	301,854
Due from related party	—	10,287
Accounts payable and accrued liabilities	1,936,615	101,101
Due to related parties	31,545	155,849
Cash Flows used in Operating Activities	(2,554,578)	(2,299,013)

Financing Activities
Proceeds from equity financing	34,941,250	7,707,292
Share issuance costs	(2,744,501)	(215,376)
Payment on redemption of restricted share unit	—	(546,476)
Lease payments	(17,913)	(17,914)
Cash Flows from Financing Activities	32,178,836	6,927,526

Investing Activities
Payments for exploration and evaluation assets	(3,755,065)	(2,179,251)
Cash Flows (used in) Investing Activities	(3,755,065)	(2,179,251)

Increase	25,869,193	2,449,262
Cash, beginning of period	2,526,957	3,840,880
Cash, end of period	28,396,150	6,290,142

Supplemental Information
Exploration and evaluation assets in accounts payable	463,372	137,386
Share issuance costs in accounts payable	6,187,270	—

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

1.	Nature of Operations and Going Concern

Snow Lake Resources Ltd., d/b/a Snow Lake Energy (“Snow Lake” or the “Company”) was incorporated in the Province of Manitoba, Canada under the Corporations Act (Manitoba) on May 25, 2018. The Company is a Canadian natural resource exploration company engaged in the exploration and development of mineral resources through its subsidiaries: Snow Lake Exploration Ltd., Snow Lake (Crowduck) Ltd, Global Uranium Acquisition Corp. PTY LTD., Snow Lake Exploration (US) Ltd., and Snow Lake Investments (US) Ltd. The corporate and registered office of the Company is 360 Main St, 30th Floor, Winnipeg, Manitoba, R3C 4G1, Canada.

On November 22, 2021, the Company was listed for trading under the NASDAQ Composite under the ticker symbol “LITM”.

Although the Company has taken steps to verify title to the mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to government licensing requirements or regulations, unregistered prior agreements, undetected defects, unregistered claims, native land claims, and non-compliance with regulatory and environmental requirements.

For the six months ended December 31, 2024, the Company incurred a net loss of $2,357,257 (2023 – $2,317,843) and negative cash flow from operations of $2,554,578 (2023 – $2,299,013), and as at December 31, 2024, the Company had an accumulated deficit of $28,905,495 (June 30, 2024 – accumulated deficit of $26,548,238). The Company has not yet placed any of its mineral properties into production and, as a result, the Company has no source of operating cash flow. The Company’s ability to continue as a going concern is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations, or, in the absence of adequate cash flows from operations, obtaining additional financing to support operations for the foreseeable future, and to meet future commitments including, but not limited to, the Company’s flow-through expenditures requirements. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations. These conditions, and the unpredictability of the mining business, represent material uncertainties which may cast significant doubt upon the Company’s ability to continue as a going concern.

These unaudited condensed interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, and do not reflect the adjustments to the carrying values of assets and liabilities and the reported revenues and expenses, and classifications of statements of financial position that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

2.	Basis of Presentation

(a)	Statement of Compliance

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and interpretations of the International Financial Reporting Interpretations Committee (“IFRS”). The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards 34 – Interim Financial Reporting.

These unaudited condensed interim consolidated financial statements were reviewed, approved and authorized for issuance by the Board of Directors (the “Board”) of the Company on April 8, 2025.

(b)	Basis of Measurement

These unaudited condensed interim consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments carried at fair value. In addition, these unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

2.	Basis of Presentation (continued)

(c)	Basis of Consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are-deconsolidated from the date control ceases. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating inter-entity balances and transactions.

(d)	Functional Currency

These consolidated financial statements are presented in Canadian dollars (“$” or “CAD”), which is the Company’s functional currency. The functional currency is the currency of the primary economic environment in which the Company operates.

(e)	Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue, and expenses. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. These estimates are reviewed periodically, and adjustments are made as appropriate in the period they become known.

Items for which actual results may differ materially from these estimates are described as follows:

Going concern

At each reporting period, management exercises judgment in assessing the Company’s ability to continue as a going concern by reviewing the Company’s performance, resources, and future obligations. The conclusion that the Company will be able to continue as a going concern is subject to critical judgments of management with respect to assumptions surrounding the short and long-term operating budgets, expected profitability, investment and financing activities and management’s strategic planning. The assumptions used in management’s going concern assessment are derived from actual operating results along with industry and market trends. Management believes there is sufficient capital to meet the Company’s business obligations for at least the next 12 months, after taking into account expected cash flows, including financing activities, and the Company’s cash position at year-end.

Fair value of financial assets and financial liabilities

Fair value of financial assets and financial liabilities on the consolidated statements of financial position that cannot be derived from active markets are determined using a variety of techniques including the use of valuation models. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Judgments include, but are not limited to, consideration of model inputs such as volatility, estimated life and discount rates.

Economic recoverability of future economic benefits of exploration and evaluation assets

Management has determined that exploration and evaluation (“E&E”) assets and related costs incurred, which have been recognized on the consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

2.	Basis of Presentation (continued)

(e)	Significant Accounting Judgments and Estimates (continued)

Technical feasibility and commercial viability

Management exercises judgment, in accordance with IFRS 6 – Exploration for and Evaluation of Mineral Resources (“IFRS 6”), to determine an accounting policy specifying which expenditures, if any, are capitalized as E&E assets, and to apply the policy consistently. E&E expenditures not capitalized as E&E assets are expensed as incurred. Once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable, an entity stops recording E&E expenditures for that mineral project, tests capitalized E&E assets (if any) for impairment and reclassifies those E&E assets to other applicable development-stage accounts. An assessment of technical feasibility and commercial viability is conducted on a project-by-project basis with regard to all relevant facts and circumstances. The nature and status of the mineral project is determined on the merits of the mineral project itself.

Provisions

Provisions recognized in the consolidated financial statements involve judgments on the occurrence of future events, which could result in a material outlay for the Company. In determining whether an outlay will be material, the Company considers the expected future cash flows based on facts, historical experience and probabilities associated with such future events. Uncertainties exist with respect to estimates made by management and as a result, the actual expenditure may differ from amounts currently reported.

Income taxes

Income taxes and tax exposures recognized in the consolidated financial statements reflect management’s best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

In addition, when the Company incurs losses that cannot be associated with current or past profits, it assesses the probability of taxable profits being available in the future based on its budgeted forecasts. These forecasts are adjusted to take account of certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate the sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

Options, restricted share units and warrants

Options, restricted share units (“RSUs”) and warrants, including finders’ warrants, are initially recognized at fair value using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgments are used in applying the valuation techniques. These assumptions and judgments include the expected volatility of the share price, expected forfeitures, expected dividend yield, expected term of the warrants or options, and expected risk-free interest rate. Such assumptions and judgments are inherently uncertain. Changes in these assumptions can affect the fair value estimates of stock-based compensation.

Expected credit losses on financial assets

Determining an allowance for expected credit losses (“ECL”) for amounts receivable and all debt financial assets not held at fair value through profit or loss (“FVTPL”) requires management to make assumptions about the historical patterns for the probability of default, the timing of collection and the amount of incurred credit losses, which are adjusted based on management’s judgment about whether economic conditions and credit terms are such that actual losses may be higher or lower than what the historical patterns suggest.

Functional currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which they operate. Determination of functional currency involves significant judgments and other entities may make different judgments based on similar facts. Periodically, the Company reconsiders the functional currency of its business if there is a change in the underlying transactions, events or conditions which determine its primary economic environment.

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

2.	Basis of Presentation (continued)

(e)	Significant Accounting Judgments and Estimates (continued)

Shares issued for non-cash consideration

The Company is required to recognize these transactions at fair value which requires judgment in selecting valuation techniques and other factors.

3.	Summary of Material Accounting Policies

The accounting policies applied by the Company in these unaudited condensed interim consolidated financial statements are the same as those noted in the Company’s audited consolidated financial statements for the year ended June 30, 2024, unless otherwise noted.

4.	Sales Tax Receivable

The Company’s sales tax receivable balance represents amounts due from government taxation authorities in respect of the Good and Services Tax/Harmonized Sales Tax. The Company anticipates full recovery of these amounts and therefore no ECL has been recorded against these receivables, which are due in less than one year.

5.	Prepaid Expenses

	December 31, 2024	June 30, 2024
	$	$
Advances made to suppliers and deposits	1,371,897	706,634
	1,371,897	706,634

6.	Exploration and Evaluation Assets

The following summarizes the movement of the Company’s E&E assets for the six months ended December 31, 2024, and the year ended June 30, 2024:

	December 31, 2024	June 30, 2024
	$	$
Balance, beginning of period	26,612,758	21,442,032
Exploration and evaluation expenses	5,576,438	7,976,506
Disposal due to termination of Muskrat Dam Project	—	(2,805,780)
Balance, end of period	32,189,196	26,612,758

ACME Option Agreement

On January 29, 2024, the Company entered into an option agreement (the “ACME Option Agreement”) with ACME Lithium Inc. (“ACME”), pursuant to which ACME has granted the Company the option to earn up to a 90% undivided interest in the mineral claims held by ACME at its Manitoba lithium project areas, located in south eastern Manitoba, Canada (the “Shatford Lake Lithium Project”), which is comprised of 37 mineral claims located over three project areas - Shatford Lake, Birse Lake, and Cat-Euclid Lake, totaling approximately 17,000 acres.

Pursuant to the ACME Option Agreement, the Company may exercise the option by paying a total of $800,000 and incurring a total of $1,800,000 in exploration and development (“E&D”) expenditures over a two-year period, as follows:

●	Initial payment: Cash payment of $20,000 (paid);
●	Upon execution: Cash payment of $130,000 (paid);
●	First year: Cash payment of $150,000 (paid) and minimum E&D expenditures of $600,000 (incurred); and
●	Second year: Cash payment of $500,000 and minimum E&D expenditures of $1,200,000.

Once the Company has earned a 90% undivided interest in the Shatford Lake Lithium Project, and completed a positive feasibility study, a joint venture (the “Joint Venture”) between Snow Lake and ACME will be formed for further development, the detailed market standard terms and conditions of which will be agreed at the time of formation of the Joint Venture.

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

6.	Exploration and Evaluation Assets (continued)

Engo Valley Uranium Project

On February 20, 2024, the Company and a British Columbia company (the “Vendor”) entered into a binding letter of intent to acquire 100% of Engo Valley Pty Ltd. (“Engo Valley”), a private Australian company, pursuant to which Snow Lake will acquire up to 85% undivided indirect interest in Namibia Minerals and Investment Holdings (Proprietary) Limited (the “Project Company”), a private Namibian company, which in turn is the sole registered and beneficial owner of 100% of the right, title and interest in the Exclusive Prospecting License - 5887 (the “License”) for the Engo Valley Uranium Project.

In July 2024, the Company entered into a share purchase agreement to acquire Engo Valley in two stages, as follows:

(a)	First Stage Interest

Snow Lake acquired an initial 80% undivided interest in Engo Valley, which represents a 68% undivided indirect interest in the Project Company (the “First Stage Interest”), upon:

●	payment to the Vendor of USD $250,000 in cash (paid);

●	incurring exploration expenditures of a minimum of USD $200,000 (incurred); and
●	allotting and issuing to the Vendor 2,024,496 common shares (issued).

(b)	Second Stage Interest

The Company will acquire an additional 20% undivided interest in Engo Valley, which represents a 17% undivided indirect interest in the Project Company by (the “Second Stage Interest”), for a total undivided indirect interest of 85% in the Project Company, upon:

(c)	incurring additional exploration expenditures of a minimum of USD $800,000 on or before June 30, 2025, provided, that any expenditures we incurred in excess of the USD $200,000 minimum exploration expenditures in connection with our acquisition of the First Stage Interest will be credited against the expenditure commitment for the Second Stage Interest.

After the Company acquires the Second Stage Interest, the Company will be obligated to make the following payments to the Vendor, in the form of our common shares, upon the achievement of the following milestones:

i)	Milestone Payment No. 1: In the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 10 million pounds with a minimum average grade of 250 parts per million, or ppm, U3O8, the Company will issue an aggregate of 1,030,927 common shares; and
ii)	Milestone Payment No. 2: In the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 25 million pounds with a minimum average grade of 250 ppm U3O8, the Company will issue an aggregate of 1,030,927 common shares.

Black Lake Uranium Project

On May 8, 2024, Snow Lake entered into a share purchase agreement to acquire 100% of Global Uranium Acquisition Corp (Pty) Ltd (“Global Uranium”), a private Australian company, which in turn, has entered into a mineral property option agreement (the “Option Agreement”) with Doctors Investment Group Ltd. (“Doctors”), a private British Columbia company, pursuant to which Global can earn a 100% interest in the Black Lake Uranium Project.

Snow Lake agreed to acquire Global Uranium in consideration of:

●	payment of $50,000 in cash (paid);

●	issuance of 1,000,000 common shares upon execution of the share purchase agreement (issued); and
●	issuance of 1,000,000 common shares in the event that an SK-1300 compliant technical report determines that there is a uranium mineral resource on the Black Lake Uranium Project of a minimum of 10 million pounds U3O8 with a minimum average grade of 500 ppm U3O8 per tonne.

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

6.	Exploration and Evaluation Assets (continued)

The acquisition was completed on June 21, 2024, and was accounted for as an asset acquisition as Global Uranium does not meet the definition of a business under IFRS 3. As Global Uranium had net assets of $nil on the date of acquisition, the full value of the consideration given up by the Company has been allocated to exploration and evaluation assets.

The Option Agreement provides that Global Uranium can earn a 100% interest in the Black Lake Uranium Project as follows:

a.	Cash Payments by Global Uranium to Doctors of the following amounts:

i.	$50,000 within 2 days of signing the Option Agreement (paid);
ii.	$150,000 within 30 days of signing the Option Agreement (paid);
iii.	$250,000 on or before the first anniversary of signing the Option Agreement;
iv.	$350,000 on or before the second anniversary of signing the Option Agreement;
v.	$400,000 on or before the third anniversary of signing the Option Agreement; and
vi.	$600,000 on or before the fourth anniversary of signing the Option Agreement.

b.	Exploration Expenditures – Global Uranium incurring the following exploration expenditures on the Black Lake Uranium Project:

i.	i. $500,000 in exploration expenditures on or before the first anniversary of the signing of the Option Agreement (incurred);
ii.	$500,000 in exploration expenditures on or before the second anniversary of the signing of the Option Agreement; and
iii.	$1,000,000 in exploration expenditures on or before the third anniversary of the signing of the Option Agreement.

Global Uranium has the right under the Option Agreement to accelerate both cash payments and/or the exploration expenditures prescribed under the Option Agreement.

7.	Right-of-Use Assets

Effective June 15, 2023, the Company entered into a lease agreement for mining equipment used in its E&E activities, for a term of two years. As at December 31, 2024 and June 30, 2024, the Company’s leased equipment classified as right-of-use (“ROU”) assets are as follows:

	December 31, 2024	June 30, 2024
	$	$
Cost, beginning and end of period	63,360	63,360

Accumulated Amortization, beginning of period	34,320	2,640
Depreciation	15,840	31,680
Accumulated Amortization, end of period	50,160	34,320

Net Book Value	13,200	29,040

8.	Accounts Payable and Accrued Liabilities

	December 31, 2024	June 30, 2024
	$	$
Trade payables	2,475,840	470,172
Accrued liabilities	7,257,994	219,772
	9,733,834	689,944

Accounts payable of the Company are principally comprised of share issuance costs, provisions for flow-through taxes and penalties, and amounts outstanding for trade purchases incurred in the normal course of business.

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

9.	Lease Liabilities

For the six months ended December 31, 2024 and the twelve months ended June 30, 2024, the movements and carrying amounts of the Company’s ROU assets under lease as per Note 7, are summarized as follows:

 Schedule of Lease Liabilities

	December 31, 2024	June 30, 2024
	$	$
Balance, beginning of period	31,107	61,028
Lease payments	(17,913)	(35,828)
Accretion on lease liabilities	1,418	5,907
Balance, end of period	14,612	31,107

As at December 31, 2024 and June 30, 2024, the full balance is presented as a current liability.

10.	Derivative Liabilities

IPO Finders’ Warrants

In connection with the IPO which closed on November 23, 2021, the Company issued 184,000 finders’ warrants (each a “Finders’ Warrants”) exercisable at USD $9.375 before November 19, 2026. The fair value of these Finders’ Warrants was estimated at $1,237,681 using the Black-Scholes valuation model (“Black-Scholes”) with the following assumptions: expected volatility of 100% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 1.58%, and an expected life of five years.

As at December 31, 2024, the derivative liability related to the Finders’ Warrants was measured at a fair value of $49,564 (June 30, 2024 – $45,285) using Black-Scholes with the following assumptions: share price of USD $0.96, exercise price of USD $9.375, expected volatility of 127% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 2.93% and an estimated remaining life of 1.88 years. During the six months ended December 31, 2024, the Company recorded a fair value increase of $4,279 (2023 – fair value decrease of $208,101) on the derivative liability related to the Finders’ Warrants.

Incentive Warrants

On February 17, 2023, the Company issued 225,000 incentive warrants (each a “Incentive Warrant”) to a third-party pursuant to an engagement agreement between the parties, whereby each Incentive Warrant is exercisable for a period of two years at an exercise price of: (i) USD $3.00 for 75,000 Warrants; (ii) USD $4.00 for 75,000 Warrants; and (iii) USD $5.00 for 75,000 Warrants. On initial recognition, the fair value of these Incentive Warrants was estimated at $409,496 using Black-Scholes with the following assumptions: expected volatility of 148% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.15%, and an expected life of two years. The fair value of the Incentive Warrants was recorded as consulting fees on the consolidated statements of loss and comprehensive loss.

As at December 31, 2024, the derivative liability related to the Incentive Warrants was measured at a fair value of $841 (June 30, 2024 – $11,754) using Black-Scholes with the following assumptions: share price of USD $0.96, exercise price ranging from USD $3.00 to $5.00, expected volatility of 150% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 3.19% and an estimated remaining life of 0.13 years. During the six months ended December 31, 2024, the Company recorded a fair value decrease of $10,913 (2023 – $201,615) on the derivative liability related to the Incentive Warrants.

On February 17, 2025, the Incentive Warrants expired.

Settlement Warrants

On March 31, 2023, the Company issued 500,000 settlement warrants (each a “Settlement Warrant”) to two additional third-parties pursuant to an agreement for release and settlement of claims advanced against the Company, whereby each Settlement Warrant is exercisable for a period of three years at an exercise price of USD $2.50. On initial recognition, the fair value of these Settlement Warrants was estimated at $979,294 using Black-Scholes with the following assumptions: expected volatility of 140% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 3.51%, and an expected life of three years. The fair value of the Settlement Warrants was recorded as professional fees on the consolidated statements of loss and comprehensive loss.

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

10.	Derivative Liabilities (continued)

As at December 31, 2024, the derivative liability related to the Settlement Warrants was measured at a fair value of $224,516 (June 30, 2024 – $191,860) using Black-Scholes with the following assumptions: share price of USD $0.96, exercise price of USD $2.50, expected volatility of 131.50% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 3.03% and an estimated remaining life of 1.25 years. During the six months ended December 31, 2024, the Company recorded a fair value increase of $32,656 (2023 – fair value decrease of $577,244) on the derivative liability related to the Settlement Warrants.

Agents’ Warrants

On September 21, 2023, the Company issued 86,000 agents’ warrants (each an “Agents’ Warrant”) in connection to the flow-through financing (the “Offering”), whereby each Agents’ Warrant is exercisable for a period of five years at an exercise price of USD $2.67. On initial recognition, the fair value of these Agents’ Warrants was estimated at $139,639 using Black-Scholes with the following assumptions: expected volatility of 139% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.25%, and an expected life of five years. The fair value of the Agents’ Warrants was recorded as share issuance costs and netted against share capital on the consolidated statements of financial position.

As at December 31, 2024, the derivative liability related to the Agents’ Warrants was measured at a fair value of $77,516 (June 30, 2024 - $55,179) using Black-Scholes with the following assumptions: share price of USD $0.96, exercise price of USD $2.67, expected volatility of 124.52% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 2.92% and an estimated remaining life of 3.73 years. During the six months ended December 31, 2024, the Company recorded a fair value increase of $22,336 (2023 – fair value decrease of $29,295) on the derivative liability related to the Agents’ Warrants.

Performance Warrants

On October 2, 2023, the Company issued 300,000 performance warrants (each a “Performance Warrant”) to a third-party pursuant to a marketing services agreement (the “Marketing Agreement”) between the parties, whereby each Performance Warrant is exercisable for a period of one year at an exercise price of: (i) USD $2.00 for 100,000 Performance Warrants; (ii) USD $2.50 for 100,000 Performance Warrants; and (iii) USD $3.00 for 100,000 Performance Warrants. On initial recognition, the fair value of these Performance Warrants was estimated at $171,631 using Black-Scholes with the following assumptions: expected volatility of 137% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.83%, and an expected life of one year. The fair value of the Performance Warrants was recorded as consulting fees on the consolidated statements of loss and comprehensive loss.

As at December 31, 2024, the derivative liability related to the Performance Warrants was measured at a fair value of $nil as the Performance Warrants expired on October 2, 2024 (June 30, 2024 - $946). During the six months ended December 31, 2024, the Company recorded a fair value decrease of $946 on the derivative liability related to the Performance Warrants (2023 – 36,552).

The changes to the derivative liabilities for the six months ended December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
	$	$
Balance, beginning of period	305,025	1,922,246
Fair value of derivative liabilities on date of issuance	—	364,823
Fair value changes of derivative liability – Finders’ Warrants	4,279	(208,101)
Fair value changes of derivative liability – Incentive Warrants	(10,913)	(201,615)
Fair value changes of derivative liability – Settlement Warrants	32,656	(577,244)
Fair value changes of derivative liability – Agents’ Warrants	22,336	(29,295)
Fair value changes of derivative liability – Performance Warrants	(946)	(36,552)
Balance, end of period	352,437	1,234,262

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

11.	Other Liabilities

On January 30, 2023, the Company granted 470,000 RSUs to various directors, of which 400,000 RSUs contained a put right option (the “Put Right Option”) where the directors can elect to settle in cash or in equity. These RSUs vest at various stages pending conditions of certain milestones. These RSUs with the Put Right Option are classified as other liabilities on the consolidated statements of financial position.

As at August 9, 2023, 160,000 RSUs with the Put Right Option had met certain milestones required to vest. On September 26, 2023, the Company paid $546,476 (USD $400,000) to redeem these 160,000 RSUs at the Put Right Exercise Price.

As at December 31, 2024, the remaining RSUs with the Put Right Option were measured at a fair value of $863,340 (June 30, 2024 - $773,891). During the six months ended December 31, 2024, stock-based compensation of $89,449 was recorded in connection to the vesting of these RSUs on the consolidated statements of loss and comprehensive loss (2023 - $318,131).

12.	Flow-Through Share Liability

Flow-through share liability includes the liability portion of the flow-through shares issued. The flow-through common shares issued in the Offering (defined hereafter) completed on September 21, 2023 were issued at a premium to the market price in recognition of the tax benefits accruing to subscribers. The flow-through premium was calculated to be $3,637,149 and was derecognized through income as eligible expenditures were incurred.

During the six months ended December 31, 2024, the Company incurred eligible expenditures of $4,273,151, satisfying $2,016,543 of such premium (For the period from September 21, 2023, to December 31, 2023, the Company incurred eligible expenditures of $1,278,481, satisfying $603,328 of such premium).

As of December 31, 2024, the Company had not fully spent the required amount, resulting in potential tax penalties and investor compensation obligations. As a result, the Company has recorded a provision of $800,000 for estimated Part XII.6 tax payable to the Canada Revenue Agency and for potential investor compensation related to tax benefit adjustments. These amounts are recorded under accounts payable and accrued liabilities on the statements of financial position. The actual amounts may differ from estimates based on future interpretations of tax regulations and discussions with affected investors. The Company continues to assess its obligations and will adjust the provision as necessary based on the final determination of unspent amounts and related liabilities.

As at December 31, 2024, the flow-through share liability is carried at a balance of $nil (June 30, 2024 - $2,477,517).

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

13.	Share Capital

Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value.

Common shares issued and outstanding as at December 31, 2024 and June 30, 2024 are as follows:

	Number of common
	shares	Amount
	#	$
Balance, June 30, 2023	18,185,810	40,570,773
Shares issued on private placement financing	2,133,979	7,707,292
Flow-through premium	—	(3,637,149)
Share issue costs	—	(355,016)
Shares issued per agreements	3,886,276	3,934,189
Shares issued per option agreements	1,500,000	1,728,380
Shares issued on vested RSUs	60,000	179,505
Balance, June 30, 2024	25,766,065	50,127,974
Shares issued on equity issuances	47,628,955	34,941,250
Share issue costs	—	(8,931,771)
Shares issued per agreements	1,000,000	308,924
Shares issued per option agreements	2,024,496	1,490,860
Balance, December 31, 2024	76,419,516	77,937,237

Share capital transactions for the year ended June 30, 2024

On September 21, 2023, the Company closed its best-efforts flow-through financing through the issuance of 2,133,979 common shares at a price of $3.6117 (USD $2.67) per common share, for gross proceeds of $7,707,292 (USD $5,697,710) (the “Offering”). In connection with the Offering, the Company issued 86,000 Agents’ Warrants at USD $2.67 per share with an expiry of five years and paid fees and expenses to various agents in the amount of $215,377.

On September 21, 2023, the Company also issued 21,276 common shares to a third-party pursuant to a letter agreement between the parties. These common shares were valued at $40,457, based on the Company’s closing share price on the date of issuance, and the amount was recorded as consulting fees on the consolidated statements of loss and comprehensive loss.

On October 20, 2023, the Company issued 40,000 common shares to a third-party pursuant to a marketing agreement. These common shares were valued at $51,986, based on the Company’s closing share price on the date of issuance, and the amount was recorded as consulting fees on the consolidated statements of loss and comprehensive loss.

On February 8, 2024, the Company issued 500,000 common shares in connection with the Muskrat Dam Project option agreement. These common shares were valued at $733,615 based on the Company’s 30-day-volume-weighted-adjusted share price on the date of issuance.

On February 14, 2024, the Company issued 60,000 common shares upon the vesting of restricted share units valued at $179,505.

On February 20, 2024, the Company issued 325,000 common shares to 10152300 Manitoba LTD. pursuant to a debt settlement agreement for legal expenses between the parties. These common shares were valued at $426,155 based on the Company’s closing share price on the date of issuance.

On June 21, 2024, the Company issued 1,000,000 common shares pursuant to an agreement for the acquisition of the Black Lake Uranium Project. These common shares were valued at $994,765 based on the Company’s closing share price on the date of issuance.

On June 28, 2024, the Company issued 3,500,000 common shares in consideration for the amendment and termination of the Muskrat Dam Option Agreement. These common shares were valued at $3,415,591 based on the Company’s closing share price on the date of issuance.

Share capital transactions for the six months ended December 31, 2024

On August 7, 2024, the Company issued 2,024,496 common shares in connection with the acquisition of the First Stage Interest with respect to the Engo Valley Uranium Project. These common shares were valued at $1,490,860 based on the Company’s closing share price on the date of issuance.

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

13.	Share Capital (continued)

On August 22, 2024, the Company entered into an ATM Sales Agreement, as amended on October 18, 2024, with ThinkEquity LLC (the “Agent”), as sales agent, pursuant to which the Company may offer and sell, from time to time through the Agent, up to US$2,900,000 of common shares of the Company. During the six months ended December 31, 2024, the Company has sold 13,128,955 common shares for gross proceeds of $4,081,551 (USD $2,897,622).

On November 18, 2024, the Company issued 1,000,000 common shares to 10152300 Manitoba LTD. pursuant to a debt settlement agreement for legal expenses between the parties. These common shares were valued at $308,924 based on the Company’s closing share price on the date of issuance.

On December 20, 2024, the Company issued 15,750,000 common shares at a price of USD $0.41 per share in a best-efforts public offering, for gross proceeds of $9,276,199 (USD $6,457,500).

On December 31, 2024, the Company issued 18,750,000 common shares at a price of USD $0.80 per share in a best-efforts public offering, for gross proceeds of $21,583,500 (USD $15,000,000).

In connection with the equity financings above, the Company paid fees and expenses for marketing, commissions, and professional services in the amount of $8,931,771.

14.	Reserve for RSUs

On January 30, 2023, the Company granted 470,000 RSUs to various directors. 70,000 of these RSUs vest on January 30, 2024, with the remainder to vest at various stages pending conditions of certain milestones. The grant date fair value attributable to these 70,000 RSUs was $209,422, of which $nil was recorded as stock-based compensation in connection with the vesting of these RSUs during the six months ended December 31, 2024 (2023 - $90,490).

The other RSUs with the Put Right Option which vest at various stages pending conditions of certain milestones are classified under other liabilities on the consolidated statements of financial position (see Note 11 for details).

On July 17, 2023, the Company granted 200,000 RSUs to an officer. The RSUs will vest at various stages depending on the Company’s volume weighted average price exceeding certain thresholds. The grant date fair value attributable to these RSUs was $1,340,272. As no vesting conditions were met, no stock-based compensation was recorded on these RSUs during the six months ended December 31, 2024 (2023 - $nil).

As at December 31, 2024, the Company had 440,000 RSUs outstanding (June 30, 2024 – 440,000 RSUs outstanding).

15.	Reserve for Share-Based Payments

The Company maintains the Option Plan whereby certain key officers, directors and consultants may be granted stock options for common shares of the Company. The maximum number of common shares that are issuable under the Option Plan is limited to 2,406,732 common shares. Under the Option Plan, the exercise price of each option may not be lower than the greater of the closing price of the Company’s shares on the trading day prior to the grant date or the grant date itself, whichever is higher. Vesting of options is determined at the discretion of the Board. As at December 31, 2024, the Company had 1,598,961 common shares available for issuance under the Option Plan.

The following summarizes the stock option activity for the six months ended December 31, 2024 and 2023:

	2024		2023
		Weighted average		Weighted average
	Number of options	exercise price	Number of options	exercise price
	#	$	#	$
Outstanding, beginning of period	807,771	3.96	1,462,407	7.53
Granted	—	—	250,000	USD 2.25
Cancelled	—	—	(228,489)	USD 7.50
Cancelled	—	—	(50,000)	USD 2.50
Outstanding, end of period	807,771	4.14	1,433,918	6.50
Exercisable, end of period	682,771	4.30	1,183,918	7.24

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

15.	Reserve for Share-Based Payments (continued)

Option activities for the six months ended December 31, 2023

On July 14, 2023, the Company granted 250,000 options to an officer. The options are exercisable at a price of USD $2.25 per common share for a period of three years. 25% of the options will vest six months from the grant date, 25% will vest 12 months from the grant date, with the remainder to vest 18 months from the grant date. The options were valued using Black-Scholes with the following assumptions: expected volatility of 150% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.30%, forfeiture rate of 20% and an expected life of three years. The grant date fair value attributable to these options was $447,577, of which $222,068 was recorded as stock-based compensation in connection with the vesting of these options during the six months ended December 31, 2023.

On July 29, 2023, 228,489 options exercisable at USD $7.50 and 50,000 options exercisable at USD $2.50, respectively, were cancelled. As a result, an amount of $1,385,406 was reallocated from share-based payments reserve to accumulated deficit.

Option activities for the six months ended December 31, 2024

No options were granted during the six months ended December 31, 2024. The Company recorded stock-based compensation of $79,617 in connection with the vesting of 250,000 options previously granted on July 14, 2023.

The following table summarizes information of stock options outstanding and exercisable as at December 31, 2024:

				Weighted average
	Number of options	Number of options		remaining
Date of Expiry	outstanding	exercisable	Exercise price	contractual life
	#	#	$	Years
July 17, 2026	250,000	125,000	USD 2.25	1.55
November 18, 2026	97,771	97,771	USD 7.50	1.88
January 30, 2028	300,000	300,000	USD 2.50	3.08
May 24, 2029	160,000	160,000	2.50	4.40
	807,771	682,771	4.14	2.72

16.	Reserve for Warrants

The following summarizes the warrants activity for the six months ended December 31, 2024 and 2023:

	2024		2023
		Weighted average		Weighted average
	Number of warrants	exercise price	Number of warrants	exercise price
	#	$	#	$
Outstanding, beginning of period	1,295,000	5.13	1,525,054	4.00
Issuance of Agents’ Warrants	—	—	86,000	USD 2.67
Issuance of Performance Warrants	—	—	100,000	USD 2.00
Issuance of Performance Warrants	—	—	100,000	USD 2.50
Issuance of Performance Warrants	—	—	100,000	USD 3.00
Expired	(100,000)	USD 2.00	(32,000)	1.25
Expired	(100,000)	USD 2.50	(512,627)	1.50
Expired	(100,000)	USD 3.00	(71,427)	2.25
Outstanding, end of period	995,000	5.94	1,295,000	4.96

Warrant issuances for the six months ended December 31, 2023

As part of the Offering which closed on September 21, 2023, the Company issued 86,000 Agents’ Warrants exercisable at USD $2.67 for a period of five years. As the Agents’ Warrants are denominated in USD, they are considered derivative liabilities hence classified as such (see Note 10 for details).

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

16.	Reserve for Warrants (continued)

As part of the Marketing Agreement, the Company issued 300,000 Performance Warrants exercisable at USD $2.00, $2.50 and $3.00, respectively, for a period of one year. As the Performance Warrants are denominated in USD, they are considered derivative liabilities hence classified as such (see Note 10 for details).

Warrant issuances for the six months ended December 31, 2024

There were no warrant issuances during the six months ended December 31, 2024.

The following table summarizes information of warrants outstanding as at December 31, 2024:

			Weighted average
	Number of warrants		remaining
Date of Expiry	outstanding	Exercise price	contractual life
	#	$	Years
February 17, 2025	75,000	USD 3.00	0.13
February 17, 2025	75,000	USD 4.00	0.13
February 17, 2025	75,000	USD 5.00	0.13
March 31, 2026	500,000	USD 2.50	1.25
November 19, 2026	184,000	USD 9.375	1.90
September 21, 2028	86,000	USD 2.67	3.73
	995,000	5.94	1.33

17.	Basic and Diluted Loss per Share

Basic and diluted loss per share is calculated by dividing the net loss of $2,357,257 for the six months ended December 31, 2024 (2023 – $2,317,843) by the weighted-average number of common shares outstanding of 30,612,210 during the period (2023 – 19,384,510). For the six months ended December 31, 2024, the basic and diluted loss per share was $0.08 (2023 –$0.12).

18.	Related Party Transactions

In accordance with IAS 24 – Related Party Disclosures, key management personnel, including companies controlled by them, are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the compensation committee of the Board.

The remuneration of directors and other members of key management personnel during the six months ended December 31, 2024 and 2023 were as follows:

	2024	2023
	$	$
Directors’ and officers’ consulting fees	462,154	431,554
Exploration and evaluation expenditures	60,000	79,764
	522,154	511,318

During the six months ended December 31, 2024, fees of $60,000 (2023 – $79,764) for services rendered by the Company’s VP of Exploration and its former VP of Resources Development, had been capitalized as E&E assets on the consolidated statements of financial position.

Share-based compensation

The Company has granted certain RSUs and options to various directors and officers. During the six months ended December 31, 2024, total stock-based compensation of $169,066 (2023 – $630,689) was recorded in connection with the vesting of these securities.

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

18.	Related Party Transactions (continued)

Other related party transactions

As of August 9, 2023, 160,000 RSUs out of the 470,000 RSUs awarded on January 30, 2023 had met the milestones required to vest. On September 26, 2023, the Company paid $546,476 (USD $400,000) to redeem 160,000 of the vested RSUs at USD $2.50 each.

Related party balances

As at December 31, 2024, the Company owed $172,689 to directors and other members of key management personnel (June 30, 2024 - $141,144). All related party balances, for services and business expense reimbursements rendered as at December 31, 2024 and June 30, 2024 are non-interest bearing and payable on demand.

During the six months ended December 31, 2023, Nova Minerals Ltd. charged the Company an amount of $220,348 for reimbursable legal fees, which are recorded as professional fees on the consolidated statements of loss and comprehensive loss.

19.	Capital Management

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern such that it can provide returns for shareholders and benefits for other stakeholders. The management of the capital structure is based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties and to maintain the Company in good standing with the various regulatory authorities. In order to maintain or adjust its capital structure, the Company may issue new shares, sell assets to settle liabilities, issue debt instruments or return capital to its shareholders. The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body.

20.	Financial Risks

The Company is exposed to various risks as it relates to financial instruments. Management, in conjunction with the Board, mitigates these risks by assessing, monitoring and approving the Company’s risk management process. There have not been any changes in the nature of these risks or the process of managing these risks from the previous reporting periods.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash. Cash is held with a reputable chartered bank in Canada, which is closely monitored by management. Management believes that the credit risk concentration with respect to financial instruments included in cash is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. The Company generates cash flow primarily from its financing and investing activities.

As at December 31, 2024, the Company had a cash balance of $28,396,150 (June 30, 2024 – $2,526,957) to settle current liabilities of $11,136,912 (June 30, 2024 – $1,941,111).

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

20.	Financial Risks (continued)

As at December 31, 2024, the Company had the following contractual obligations:

	Less than 1 year	1 to 3 years	3 to 5 years	Total
	$	$	$	$
Accounts payable and accrued liabilities	9,733,834	—	—	9,733,834
Due to related parties	172,689	—	—	172,689
Lease liabilities	14,612	—	—	14,612
Derivative liabilities	352,437	—	—	352,437
Other liabilities	863,340	—	—	863,340
Outstanding, end of period	11,136,912	—	—	11,136,912

The Company manages liquidity risk by maintaining adequate cash reserves and by continuously monitoring forecasts and actual cash flows for a rolling period of 12 months to identify financial requirements. Where insufficient liquidity may exist, the Company may pursue various debt and equity instruments for short or long-term financing of its operations. Management believes there is sufficient capital to meet short-term business obligations, after taking into account cash flow requirements from operations and the Company’s cash position as at December 31, 2024.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at December 31, 2024, the Company had no hedging agreements in place with respect to floating interest rates. Management believes that the interest rate risk concentration with respect to financial instruments is minimal.

Foreign exchange risk

Foreign exchange risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities. The Company has from time to time, financial instruments and transactions denominated in foreign currencies, notably in USD. The Company’s primary exposure to foreign exchange risk is that transactions denominated in foreign currency may expose the Company to the risk of exchange rate fluctuations. Based on its current operations, management believes that the foreign exchange risk remains minimal.

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

20.	Financial Risks (continued)

Fair value

Fair value estimates of financial instruments are made at a specific point in time based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

As at December 31, 2024, the Company’s financial instruments consisted of cash, other receivables (excluding sales tax recoverable), accounts payable, due to related parties, lease liabilities, derivative liabilities and other liabilities.

The fair value of other receivables (excluding sales tax recoverable), accounts payable and due to related parties are approximately equal to their carrying value due to their short-term nature. The fair values of the lease liabilities approximate their carrying amounts as they were measured taking into consideration comparable instruments with similar risks in determining the rates at which to discount their amount in applying their respective measurement models.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

●	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
●	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
●	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

June 30, 2024	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash	2,526,957	—	—	2,526,957
Derivative liabilities	—	305,025	—	305,025
Other liabilities	—	773,891	—	773,891

December 31, 2024	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash	28,396,150	—	—	28,396,150
Derivative liabilities	—	352,437	—	352,437
Other liabilities	—	863,340	—	863,340

As at December 31, 2024 and June 30, 2024, the Company’s financial instruments carried at fair value consisted of its cash, which is classified as Level 1, and its derivative liabilities and other liabilities, which have been classified as Level 2. There were no transfers between Levels 2 and 3 for recurring fair value measurements since the last reporting period.

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

21.	Contingencies

The Company’s E&E activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. As at December 31, 2024, the Company believes its operations are materially in compliance with all applicable laws and regulations. The Company expects to make future expenditures to comply with such laws and regulations.

As of December 31, 2024, Snow Lake has made a claim against certain former directors of the Company and their holding companies for, among other things, breach of fiduciary duty as a result of, amongst other matters, of those directors approving changes to the consulting agreements between the former CEO and COO and their holding companies, for termination payments of USD $1,392,000 (to USD $1,872,000) during a time where it was clear that a change of control of the Company was imminent and increased the range of instances where they would be eligible for those payments. The Company takes the position that the amendments are void and that the former CEO and COO were not entitled to any payments under their consulting agreements. Snow Lake seeks to recover the payments made to the former CEO and COO.

As of the date of approval of these consolidated financial statements, all defendants have now filed Statements of Defence. All defendants have made counterclaims seeking indemnification for legal fees incurred in responding to this claim in relation to directors’ indemnity agreements they have with the Company. The Company takes the position that the defendants are not eligible for indemnity payments as a result of their breaches of fiduciary duties. The next step will be for the Company to file its Replies and Defences to Counterclaims, and then proceed to discovery. As at December 31, 2024, as the outcome of the claims remains uncertain, the Company had not recognized any contingent assets on the consolidated statements of financial position.

22.	Subsequent Events

On January 9, 2025, the Board of Directors of the Company passed a resolution with the following key actions:

●	The vesting terms of the RSUs issued to the CEO were modified. 100,000 RSUs issued to the CEO were deemed vested immediately with the shares issued on January 10, 2025. An additional 100,000 RSUs will vest upon achieving a market capitalization of USD $150 million for 10 consecutive trading days.

●	The Chief Executive Officer (CEO) was awarded a cash bonus of USD $50,000, while the Chief Financial Officer (CFO) received USD $20,000.

●	The Chairman of the Board received a USD $200,000 cash bonus and 50,000 shares (issued on January 10, 2025) in recognition of his efforts in securing financing and managing liabilities. Further, the Chairman of the Board was granted RSUs equal to 10% of the Company’s issued and outstanding shares as of the grant date, calculated on a post-vesting basis (maximum of 8,491,057 RSUs). The RSUs vest as follows:

○	500,000 of the RSUs vest upon the earlier of (i) January 1, 2026; and (ii) the Corporation’s volume weighted average share price (“VWAP”) exceeding a market capitalization of USD $150,000,000 for 10 consecutive trading days;

○	1,000,000 of the RSUs vest on upon the Corporation’s VWAP exceeding a market capitalization of USD $100,000,000 for 10 consecutive trading days;

○	1,000,000 of the RSUs vest on upon the Corporation’s VWAP exceeding a market capitalization of USD $200,000,000 for 10 consecutive trading days; and

○	upon every incremental U$100,000,000 increase in the Corporation’s market capitalization above USD $200,000,000, an additional 1,000,000 RSUs shall vest.

●	Cash bonuses totaling USD $160,000, 40,000 shares, and 172,500 RSUs were granted to directors and committee members. The shares were issued on January 10, 2025.

●	The exercise price for all outstanding stock options with exercise prices denominated in USD were modified was modified to USD $1.50.

●	The Board of Directors approved the issuance of up to 500,000 shares to settle debts owed to various creditors under a Debt Settlement Agreement. The shares were issued on January 10, 2025.

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

22.	Subsequent Events (continued)

On January 10, 2025, 240,000 RSUs were exercised. The Company paid USD $600,000 to redeem these RSUs.

On January 27, 2025, the Company issued 16,000,000 common shares at a price of USD $1.00 per share in a best-efforts public offering, for gross proceeds of USD $16,000,000.

On February 28, 2025, the Company issued 4,920,000 common shares to 10183923 Manitoba Ltd. And 500,000 common shares to 10152300 Manitoba LTD. pursuant to a debt settlement agreement between the respective parties.

On March 12, 2025, the Company issued 1,600,000 common shares to 10223254 Manitoba Ltd. pursuant to a debt settlement agreement between the parties.

On March 13, 2025, the Company issued 1,575,000 common shares to 10223778 Manitoba Ltd. pursuant to a debt settlement agreement between the parties.

Mound Lake Property

On January 10, 2025, the Company and Free Battery Metal Limited (“Free Battery”) entered into a binding term sheet (the “Term Sheet”) pursuant to which Snow Lake can earn up to an 80% interest in Free Battery’s Mound Lake Property.

The Mound Lake Property encompasses 243 single-cell unpatented mineral claims covering over 4,800 hectares.

Pursuant to the terms and conditions of the transaction, Snow Lake can earn up to an 80% interest in the Mound Lake property through the following Option Earn-Ins:

●	First Option: Within fourteen days of the effective date of this Term Sheet, upon payment of $20,000 by Snow Lake to Free Battery (paid), Snow Lake shall earn a 10% interest in the Mound Lake Property.

●	Second Option: On or before the first anniversary of the effective date of a definitive agreement to replace the Term Sheet (the “Definitive Agreement”), Snow Lake shall have the right to acquire an additional 41% interest in the Mound Lake Property upon Snow Lake:

i)	having made work expenditures of at least $1,000,000; and

ii)	paying $500,000 to Free Battery.

●	Third Option: On or before the second anniversary of the effective date of the Definitive Agreement, Snow Lake shall have the right to acquire an additional 29% interest in the Mound Lake Property upon Snow Lake

i)	having made additional work expenditures of $1,000,000; and

ii)	paying an additional $1,000,000 to Free Battery.

Prior to the completion of a pre-feasibility study on the Mound Lake Property, Snow Lake will be the operator of the Mound Lake Property and be responsible for all costs and expenses associated with exploration and development of the Mound Lake Property.

Following the completion of a pre-feasibility study on the Mound Lake Property, the parties shall diligently and in good faith negotiate the terms of a joint venture arrangement to advance development of the Mound Lake Property. Such arrangement will include, among other things, (i) a mechanism by which expenditures on the Mound Lake Property will be funded on a pro rata basis, based upon the respective parties proportionate interest in the Mound Lake Property; (ii) in the event any one party declines to fund the expenditures in proportion to their interest, their respective interest in the joint venture shall be reduced accordingly, subject to the Dilution Conversion (as defined hereinafter); (iii) a mechanism for preparing and approving a budget and work program in respect of the Mound Lake Property; and (iv) the ongoing management of the joint venture.

Following the exercise of the First Option, in the event that either party's interest in the Mound Lake Property falls below 10%, such party's interest shall be converted into a 1% net smelter return royalty on the Mound Lake Property, which shall not be subject to a right of first refusal or any other pre-emptive rights in favour to such party (the "Dilution Conversion").

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

22.	Subsequent Events (continued)

Buffalo Uranium Project

On February 18, 2025, the Company announced that it has entered into a binding letter of intent with Bazooka Resources Ltd. (“Bazooka”), a private Australian Company, pursuant to which Snow Lake will acquire 100% of Bazooka. Bazooka has the exclusive right to acquire a 100% interest in the Buffalo Uranium Project through an option to purchase agreement with the three individual claim holders of the Buffalo Uranium Project (the "Sellers").

Snow Lake will purchase Bazooka in consideration of:

a)	Initial Cash Payment of US$50,000 in cash to Bazooka, upon execution of the LOI, to secure the exclusive option to purchase the Buffalo Uranium Project (paid);

b)	Closing Cash Payment by Snow Lake to the Sellers of the amount of US$200,000 in cash, upon the concurrent closings (the "Closings") of the acquisition of the Buffalo Uranium Project by Bazooka, and the acquisition of Bazooka by Snow Lake; and

c)	Closing Issuance of Snow Lake Shares: Allotting and issuing to the Sellers on the Closings, an aggregate of that number of fully paid and non-assessable common shares of Snow Lake (the "Snow Lake Shares") that have a value of US$400,000 calculated in accordance with the 10-day volume weighted average closing price of Snow Lake's common shares for the 10 trading days immediately prior to the Closings;.

d)	First Milestone Payment: Payment by Snow Lake to the Sellers of:

i.	the amount of US$450,000 in cash (the "First Milestone Payment") on the date (the "First Publication Date") that an SK-1300 compliant technical report is published and which indicates that there is a uranium mineral resource on the Buffalo Uranium Project of a minimum of 10 million pounds U3O8 with a minimum average grade >0.2% U3O8, ,or 2.5 million pounds U3O8 with a minimum average grade >1.0% U3O8;

or, at Snow Lake's sole election;

ii.	that number of Snow Lake Shares that have a value of US$450,000 based on the 10-day volume weighted average closing price of the common shares of Snow Lake for the 10 trading days immediately preceding the First Publication Date;

e)	Second Milestone Payment: Payment by Snow Lake to the Sellers of:

i.	the amount of US$450,000 in cash (the "Second Milestone Payment") on the date (the "Second Publication Date") that an SK-1300 compliant technical report is published and which indicates that there is a uranium mineral resource on the Buffalo Uranium Project of a minimum of 20 million pounds U3O8 with a minimum average grade >0.2% U3O8, or 5 million pounds U3O8 with a minimum average grade >1.0% U3O8;

or, at Snow Lake's sole election;

ii.	that number of Snow Lake Shares that have a value of US$450,000 based on the 10-day volume weighted average closing price of the common shares of Snow Lake for the 10 trading days immediately preceding the Second Publication Date.

f)	The Sellers retain a 1.5% net smelter royalty return (the "Royalty") on the mineral claims, and Bazooka has the contractual right to purchase the Royalty at any time, and from time to time, for an aggregate amount of US$1.5 million in cash.

Snow Lake Resources Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the Six Months Ended December 31, 2024 and 2023

(Expressed in Canadian Dollars)

22.	Subsequent Events (continued)

Pine Ridge Uranium Project

On March 12, 2025, Snow Lake announced that it has entered into a 50/50 joint venture (the "Joint Venture") with Global Uranium and Enrichment Limited ("GUE"), to acquire 100% of the Pine Ridge Uranium Project ("Pine Ridge") in the Powder River Basin in Wyoming, United States.  In addition, Snow Lake will acquire a 19.99% interest in GUE by participating in GUE's proposed capital raise.

The Joint Venture (“Powder River Basin LLC” or the “Buyer”), will purchase Pine Ridge from Stakeholder Energy, LLC (“Seller”) upon payment to the Seller of $US22,500,000 cash, to be paid in three equal installments of US$7,500,000, payable as follows:

i.	US$7,500,000 to be paid at closing (Closing) of the Acquisition contemplated by the Purchase and Sale Agreement (Acquisition Agreement) (First Instalment);

ii.	US$7,500,000 to be paid on or before one-year from the date of Closing (Second Instalment); and

iii.	US$7,500,000 to be paid on or before two years from the date of Closing (Third Instalment).

Further:

i.	The Buyer shall pay the Seller a production royalty based on an applicable royalty percentage (which will be calculated by a Net Smelter Returns variable between 3.5% and 6%, dependent on U3O8 Realized Price) from uranium, vanadium and related minerals produced and sold or deemed sold by Buyer from any additional property or property interests acquired by the Buyer, or its affiliates or permitted assigns, within twenty (20) years after the effective date of March 11, 2025.

ii.	The Buyer shall expend a minimum of US$10,000,000 in exploration and development costs by the three-year anniversary of the Closing.